Exhibit 99.1

Canadian Tire and Scotiabank Officially 'Drop the Puck' on New Partnership

TORONTO, ON--(Marketwired - October 01, 2014) - Canadian Tire Corporation, Limited (TSX: CTC) (TSX: CTC.A) and Scotiabank (TSX: BNS)(NYSE: BNS) today announced that all required regulatory approvals have been received to officially launch a new business and co-marketing partnership originally announced on May 8, 2014.

The companies have now officially closed the strategic partnership transaction that includes Scotiabank acquiring a 20% equity interest in Canadian Tire's financial services business for $500 million in cash -- and a comprehensive new co-marketing agreement that will attract new customers and promises to drive significant growth in both companies.

In the months since the partnership was announced, initial marketing campaigns have benefited both companies' customers. Scotiabank's Start Right program for new Canadians and a partnership with the SCENE program have resulted in new business growth for both companies -- and the companies have now planned a full year of co-marketing for 2015.

"Through the power of joint marketing, our partnership with Scotiabank allows Canadian Tire, Sport Chek and Mark's to better serve customers, earn new business and strengthen community initiatives," said Michael Medline, President and in-coming Chief Executive Officer of Canadian Tire Corporation. "We've already seen success from our early marketing strategies and look forward to unveiling exciting new initiatives in the coming months that will provide opportunities for us to grow our customer base and provide unique and compelling ways for customers to engage with our great brands."

"This partnership lets us deliver more value to existing and new customers through innovative marketing initiatives that include special offers," said Brian Porter, President and Chief Executive Officer, Scotiabank. "For countless years and seasons, Canadian Tire and Scotiabank have given Canadians the tools and advice they need to navigate life in Canada. Now, in true Canadian spirit we are partnering to strengthen communities and better serve our customers."

As part of the new partnership structure, Scotiabank is providing a committed funding facility of up to $2.25 billion to Canadian Tire's financial services business for backstop financing of its credit card receivables. Furthermore, Canadian Tire has an option to sell up to an additional 29% equity interest in its financial services business to Scotiabank within the next 10 years at the then fair market value that can be settled, at Scotiabank's discretion, by the issuance of common shares or cash, subject to customary regulatory approvals.

CANADIAN TIRE CORPORATION FORWARD LOOKING STATEMENTS

This document contains forward-looking information that reflects management's current expectations related to the business partnership with Scotiabank. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's anticipated financial position, results of operations and operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

All statements other than statements of historical facts included in this document may constitute forward-looking information, including but not limited to, statements regarding the expected benefits of the partnership between the Company and Scotiabank, such as the growth of the retail and financial services businesses, significant benefits to customers, the enhancement of brand affinity among customers, the integration of marketing, sponsorships, and community contributions and other statements concerning management's expectations relating to possible or assumed future prospects and results, our strategic goals and priorities, our actions and the results of those actions and the economic and business outlook for us. Often but not always, forward-looking information can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "believe", "estimate", "plan", "could", "should", "would", "outlook", "forecast", "anticipate", "foresee", "continue" or the negative of these terms or variations of them or similar terminology. Forward-looking information is based on the reasonable assumptions, estimates, analyses, beliefs and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable at the date that such information is provided.

By its very nature, forward-looking information requires us to make assumptions and is subject to inherent risks and uncertainties, which give rise to the possibility that the Company's assumptions, estimates, analyses, beliefs and opinions may not be correct and that the Company's expectations and plans will not be achieved. Although the Company believes that the forward-looking information in this document is based on information, assumptions and beliefs which are current, reasonable and complete, this information is necessarily subject to a number of factors that could cause actual results to differ materially from management's expectations and plans as set forth in such forward-looking information for a variety of reasons. Some of the factors - many of which are beyond our control and the effects of which can be difficult to predict - include, but are not limited to, changes in economic and market conditions, the possibility that the anticipated benefits and synergies from the partnership cannot be realized or may take longer to realize than expected and other risks and uncertainties discussed in the Company's materials filed with the Canadian securities regulatory authorities from time to time, including the "Risk Factors" section of our Annual Information Form for fiscal 2013 and our 2013 Management's Discussion and Analysis, as well as the Company's other public filings, available at www.sedar.com and at www.corp.canadiantire.ca.

Investors and other readers are urged to consider the foregoing risks, uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. The forward-looking statements and information contained herein are based on certain factors and assumptions as of the date hereof. The Company does not undertake to update any forward-looking information, whether written or oral, that may be made from time to time by it or on its behalf, to reflect new information, future events or otherwise, unless required by applicable securities laws.

SCOTIABANK FORWARD LOOKING STATEMENTS

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the United States Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis in the Bank's 2013 Annual Report under the headings "Overview - Outlook", for Group Financial Performance "Outlook", for each business segment "Outlook" and in other statements regarding the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as "believe", "expect", "anticipate", "intent", "estimate", "plan", "may increase", "may fluctuate", and similar expressions of future or conditional verbs, such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates (see "Controls and Accounting Policies - Critical accounting estimates" in the Bank's 2013 Annual Report, as updated in this document); the effect of applying future accounting changes (see "Controls and Accounting Policies - Future accounting developments" in the Bank's 2013 Annual Report, as updated in this document); global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the "Risk Management" section starting on page 60 of the Bank's 2013 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2013 Annual Report under the headings "Overview - Outlook", as updated in this document; and for each business segment "Outlook". These "Outlook" sections are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.
The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

ABOUT CANADIAN TIRE

Canadian Tire Corporation, Limited, (TSX: CTC.A) (TSX: CTC) or "CTC," is a family of businesses that includes a retail segment, a financial services division and CT REIT. Our retail business is led by Canadian Tire, which was founded in 1922 and provides Canadians with products for life in Canada across its Living, Playing, Fixing, Automotive and Seasonal categories. PartSource and Gas+ are key parts of the Canadian Tire network. The retail segment also includes Mark's, a leading source for casual and industrial wear, and FGL Sports (Sport Chek, Hockey Experts, Sports Experts, National Sports, Intersport, Pro Hockey Life and Atmosphere), which offers the best active wear brands. The nearly 1,700 retail and gasoline outlets are supported and strengthened by our Financial Services division and the tens of thousands of people employed across the Company. For more information, visit Corp.CanadianTire.ca.

ABOUT SCOTIABANK

Scotiabank is a leading financial services provider in over 55 countries and Canada's most international bank. Through our team of more than 86,000 employees, Scotiabank and its affiliates offer a broad range of products and services, including personal and commercial banking, wealth management, corporate and investment banking to over 21 million customers. With assets of $792 billion (as at July 31, 2014), Scotiabank trades on the Toronto (TSX: BNS) and New York (NYSE: BNS)Exchanges. Scotiabank distributes the Bank's media releases using Marketwired. For more information please visit scotiabank.com.

For additional information on the partnership agreement and the impacts on Canadian Tire's external financial disclosure documents, refer to the Canadian Tire investor website at: http://investors.canadiantire.ca

FOR MORE INFORMATION

Media:
Amy Cole
Canadian Tire
416-544-7655
amy.cole@cantire.com

Diane Flanagan
Scotiabank
416-933-2176
diane.flanagan@scotiabank.com

Investors:
Lisa Greatrix
Canadian Tire
416-480-8725
lisa.greatrix@cantire.com

Peter Slan
Scotiabank
416 933-1273
peter.slan@scotiabank.com